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Washington, D.C. 20549

Division of Corporation Finance

Office of Life Sciences

Attention: Gary Newberry and Kevin Kuhar

Re:	Phathom Pharmaceuticals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended March 31, 2024

File No. 001-39094

To the addressees set forth above:

We are in receipt of the letter dated June 6, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced periodic filings of Phathom Pharmaceuticals, Inc. (the “Company” or “Phathom”). We are responding to the Staff’s comments on behalf of the Company as set forth below. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Form 10-K for the Fiscal Year Ended December 31, 2023

Results of operations

Research and development expenses, page 117

1.

We note from the pipeline table on page 9 that you are pursuing multiple indications with separate clinical trials. Please revise future filings to disclose the research and development costs incurred during each period presented for each of your target indications. If you do not track your research and development costs by indication, please disclose that fact. Also, revise to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Phathom’s Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s internal research and development (“R&D”) expenses, such as personnel costs, facility costs and other overhead costs, are shared costs and are not tracked by indication. The Company’s external expense, such as clinical trial and related expenses, are tracked by indication, but do not necessarily correlate to the overall R&D efforts attributable to a specific indication and can vary significantly from period to period. As such, the disclosure of R&D spend by indication could be misleading to investors as it only represents a portion of the total R&D spend and is subject to variation from period to period.

June 14, 2024

In respect to the Staff’s comment, the Company will enhance its disclosure to include a statement regarding how R&D expenses are managed and, as applicable, that the total R&D expense is not tracked by indication. In addition to continuing to provide narrative disclosure about the material drivers affecting period-over-period changes in R&D expenses, in future filings the Company will also expand its disclosures to provide other quantitative or qualitative disclosure that provides more transparency as to the type of R&D expenses incurred (i.e., by nature or type of expense) that will reconcile to total R&D expenses on its Statements of Operations. These updates will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Commission commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2024.

Note 7. Revenue Interest Financing Liability, page F-21

2.

Please revise future filings to disclose the effective interest rate of your revenue interest financing liability or tell us why the disclosure is not required. Refer to ASC 835-30-50-1 and ASC 470-10-35-3.

Phathom’s Response: The Company acknowledges the Staff’s comment and will revise future filings to disclose the effective interest rate of the revenue interest financing liability, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2024.

Exhibit 31.1 and 31.2, page 168

3.

We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please provide corrected certifications in an amended filing that also contains full Item 9A disclosure as well as your financial statements. Amend your Form 10-Q for the period ended March 31, 2024 in a similar manner. Refer to the guidance of Regulation S-K Compliance and Disclosure Interpretations Question 246.13.

Phathom’s Response: The Company acknowledges the Staff’s comment and has revised its disclosure by filing Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K/A”) to include revised certifications in Exhibits 31.1 and 31.2 to include paragraph 4(b) and the introductory language in paragraph 4 that refers to internal control over financial reporting pursuant to Item 601(b)(31)(i) of Regulation S-K. In accordance with 246.13 of the Securities and Exchange Commission’s Compliance and Discussion Interpretations on Regulation S-K and the Staff’s comment, the Form 10-K/A includes Item 8. Financial Statements and Supplementary Data, Item 9A. Controls and Procedures and the Sections 302 and 906 certifications. The Company has also amended it’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024 in a similar manner.

*********

June 14, 2024

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Molly Henderson, Phathom Pharmaceuticals, Inc.

Cheston J. Larson, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP